Foley Hoag Letterhead

October 26, 2007

CORRESPONDENCE VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Angela J. Crane, Accounting Branch Chief

Re:	iCAD, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 22, 2007
File No. 1-09341

Dear Ms. Crane:

On behalf of our client, iCAD, Inc. (the “Company”), we are forwarding this letter to provide the Company’s response to the Staff’s comment letter dated October 12, 2007 (the “Comment Letter”) to the Company’s Form 10-K for the fiscal year ended December 31, 2006 filed by the Company on March 22, 2007, File No. 1-09341.

We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter which are repeated below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26.

Overview, page 26

1.
We note that customers will substitute analog technology with digital technology in the near future. With a view toward clearer disclosure, please revise future filings to discuss the trend toward digital technology and the anticipated impact on your results of operations.

RESPONSE: The Company will revise future filings to discuss the trend toward digital technology and the anticipated impact on its results of operations. The Company believes that the shift to digital technology will have a positive impact on its overall financial performance primarily because the Company expects to realize a higher adoption rate of digital CAD technology as compared to analog CAD technology and from higher gross margins realized on the Company’s digital products. Results from the DMIST (Digital Mammography Imaging Screening Trial) Trial published in late 2005, comparing digital and analog mammography technology, showed that the majority of the screening population benefited from digital screening technology. Additionally, digital mammography offers better clinical images combined with significant workflow improvements for the radiologist. Digital CAD technology has a higher attachment rate with digital mammography compared to a lower attachment rate for analog CAD technology.

U.S. Securities and Exchange Commission

October 26, 2007

Critical Accounting Policies, page 27

2.
We see your critical accounting policy regarding revenue recognition. However, the disclosure merely repeats the policies from your significant accounting policies footnote without elaboration. Please expand future filings to describe the specific factors that in your view make it critical. Discuss the nature of estimates and uncertainties about those estimates inherent to your revenue recognition policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements.

RESPONSE: The Company will expand future filings to describe the specific factors that make Revenue Recognition a critical accounting policy. The Company believes that Revenue Recognition is a critical accounting policy because it is governed by multiple complex accounting rules. In addition, the Company believes that its investors value the Company and track its progress based to a large extent upon revenues. For this reason the Company believes that it is critical for readers of its financial statements to understand the basis upon which revenues are recorded. There are no significant estimates or assumptions used in the Company’s Revenue Recognition.

Note 2. Summary of Significant Accounting Policies, page 57

(e) Accounts Receivable and Allowance for Doubtful Accounts, page 58

3.
We note you significantly reduced your allowance for doubtful accounts from fiscal year 2005 to fiscal year 2006. We also note your disclosure that the actual write-offs might exceed the recorded allowance. Given the minimum decrease in your accounts receivable, please explain why you believe your current allowance is adequate.

RESPONSE: The Company’s policy is to maintain allowances for estimated losses resulting from the inability of its customers to make required payments. Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, the Company obtains credit rating reports and financial statements of customers when determining or modifying their credit limits. At year end the Company conducted a detail review of its accounts receivable listing. Using management’s best estimate, the improved aging of the accounts and historical experience of write-offs, the Company established a reserve to cover specific account balances and approximately 1% of the remaining accounts receivable balance, based on historical experience. The reduction in the Company’s reserve was due primarily to improved collections of its accounts receivable and not due to write-offs, and was recorded as a reduction in general and administrative expenses. As of December 31, 2006, the Company believes that the allowance for doubtful accounts was adequate. If the financial condition of any customer were to deteriorate, however, the Company may need to record additional allowances that would result in additional expense. The Company reviews its reserve balance on a quarterly basis.

U.S. Securities and Exchange Commission

October 26, 2007

(i) Goodwill, page 60

4.
We see that goodwill is approximately 73% of your total assets at December 31, 2006. Please tell us the specific facts, assumptions and estimates that you considered in your goodwill impairment analysis supporting your conclusion that no impairment of goodwill existed at October 1, 2006. For reference see paragraphs 19 - 22 of SFAS 142. Revise future filing to state in sufficient detail your accounting policy for reviewing goodwill for impairment. Discuss the annual date when you test goodwill for impairment, whether you apply the two-step method under SFAS 142, the level at which you test goodwill for impairment, and how you estimate fair value including any significant assumptions.

RESPONSE: The Company operates in one segment and as one reporting unit since its chief operating decision maker makes decisions related to resource allocation based on the consolidated operating results as products perform the same basic function, have common sales channels and reseller and is developed and supported by one central staff. Therefore, the Company uses its market capitalization as the best evidence of fair value (market capitalization is calculated using the quoted closing share price of its common stock at October 1 multiplied by the number of common shares outstanding) of the entity. The Company tests goodwill for impairment by comparing its market capitalization (fair value) to its carrying value in accordance with paragraph 23 of SFAS 142, which notes that quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement. The fair value of the entity is compared to its carrying amount at the same date as the basis to determine if an impairment exists. At October 1, 2006 the Company’s market capitalization exceeded its carrying amount and the Company determined that there was no impairment to its goodwill. Additionally, the Company reviews its fair value and goodwill impairment quarterly to determine if facts or circumstances have occurred that would trigger impairment prior to the annual impairment date. Since the Company’s carrying amount has not exceeded its fair value, the second step of the goodwill impairment test has been unnecessary. The Company will revise future filings to disclose the annual impairment date testing and its method of determining the fair value of the reporting unit.

(j) Revenue Recognition, page 60

5.
We note that you recognize a portion of the revenue when the product is shipped and a portion when the installation occurs. Please describe all the installation obligations and explain your reasons for concluding that they are not essential to the functionality of the product. Document for us how you have met the criteria outlined in SAB 104 to recognize revenue upon shipment.

RESPONSE: The Company’s revenue transactions can on occasion include product sales with multiple element arrangements, generally for installation. For the majority of the Company’s product sales the responsibility for the installation process lies with its OEM partners such as GE Medical Systems, Siemens Medical, and Hologic. When the Company is responsible for the product installation, the installation element is considered a separate unit of accounting because the delivered product has stand alone value to the customer and there is objective and reliable evidence of the fair value of the undelivered installation element. Fair market value of the installation is determined using entity specific and third party evidence. The fair value of the installation is evidenced by the Company’s published price list as well as invoices issued for installation services by third party installation service companies in the medical imaging industry.

The Company’s products are installed in radiology/mammography departments in hospitals and medical imaging centers. Product installation involves set up, configuration and testing.  In situations where the Company is responsible for installation, the Company’s obligations include, un-boxing of the product, assembly of hardware, connecting and powering on and system configuration. The Company believes that installation is not essential to the functionality of the product as the product is a standard product sold as a stand alone cancer detection device or sold with installation. The installation does not change the functionality of the product and can easily be done by a number of third parties that provide installation services or at times can be done by the customer themselves.

The Company generally recognizes revenue upon shipment of product to customers and the fulfillment of all contractual terms and conditions, pursuant to the guidance provided by Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”). The Company uses signed customer purchase orders which include all terms of the arrangement to determine the existence of an arrangement and whether the fee is fixed or determinable based on the terms of the agreement. The Company generally ships F.O.B. shipping point and uses shipping documents and third-party proof of delivery to verify delivery and transfer of title. In addition, management assesses whether collection is reasonably assured by considering a number of factors, including past transaction history with the customer and the creditworthiness of the customer, as obtained from third party credit references.

U.S. Securities and Exchange Commission

October 26, 2007

We hope that the foregoing responses satisfactorily address the Staff’s comments. Please do not hesitate to call Dave Broadwin of Foley Hoag LLP at 781-895-5905, John Hancock of Foley Hoag at 617-832-1201 or Darlene Deptula-Hicks of iCAD Inc. at 603-882-5200 if we can address any follow-up questions or if the staff has any further comments.

Very truly yours, /s/ David Broadwin David Broadwin

cc:	Mr. Kenneth Ferry
Ms. Darlene Deptula-Hicks
John Hancock, Esq.